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                                                                 Exhibit (a)(i)

                                                 For Immediate Release
                                                 December 17, 1996




                   NACCO ANNOUNCES EXPIRATION OF TENDER OFFER
                      AND PRELIMINARY TENDER OFFER RESULTS


         MAYFIELD HEIGHTS, OHIO, December 17, 1996 - NACCO Industries, Inc. (NC-NYSE) announced today that its Dutch auction tender offer had expired as scheduled on Monday, December 16, 1996 at 12:00 midnight, New York City time.

         The preliminary results received by the Company from First Chicago Trust Company of New York, Depositary for the Offer, indicated that 843,003 shares of Class A Common Stock were tendered and not withdrawn prior to the expiration of the Offer. The number of shares of Class A Common Stock tendered includes 272,831 shares tendered pursuant to guaranteed delivery. Based upon these preliminary results, the Company expects to purchase 800,000 shares of Class A Common Stock at a purchase price of $50.00 per share. Accordingly, the Company estimates that the proration factor to be applicable to the Offer is approximately 94.85%.

         The final determination of the actual number of shares to be purchased and the actual purchase price to be paid are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

         The Company commenced the Offer on Monday, November 18, 1996 for the purchase of up to 800,000 shares of Class A Common Stock at a purchase price not less than $43.50 and not greater than $50.00 per share. The 800,000 shares of Class A Common Stock expected to be purchased in the Offer represent approximately 11 percent of the outstanding Class A Common Stock.

         In addition to the Offer, the Company announced on November 15, 1996 that it had authorized the purchase of up to 700,000 additional shares of Class A Common Stock pursuant to an open market share repurchase program over the next two fiscal years. If fully implemented, the aggregate 1.5 million shares which could be purchased in the Offer and the open market repurchase program would constitute approximately 21 percent of the outstanding Class A Common Stock.

         NACCO Industries, Inc. is a holding company with four operating subsidiaries. The North American Coal Corporation mines and markets lignite primarily as fuel for power generation by electric utilities. NACCO Materials Handling Group, Inc. is a world leader in the design and manufacture of forklift trucks marketed under the Hyster(R) and Yale(R) brand names. Hamilton Beach/Proctor-Silex, Inc. is a leading manufacturer of small electric appliances. The Kitchen Collection, Inc. is a national specialty retailer of kitchenware and small electric appliances.

                                      # # #


FOR FURTHER INFORMATION, CONTACT

NACCO Industries, Inc.
Frank B. O'Brien
Senior Vice President - Corporate
Development and Chief Financial Officer
216/449-9680


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